UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76685 / December 18, 2015

Admin. Proc. File No. 3-16806

In the Matter of

MSGI TECHNOLOGY SOLUTIONS, INC.
    (a/k/a MSGI SECURITY SOLUTIONS, INC.),
PLUSHZONE, INC., and
PROSORCONS SPORTS & ENTERTAINMENT CO.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by MSGI Technology Solutions, Inc. (a/k/a MSGI Security Solutions, Inc.), PlushZone, Inc., or ProsorCons Sports & Entertainment Co. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to MSGI Technology Solutions, Inc. (a/k/a MSGI Security Solutions, Inc.), PlushZone, Inc., and ProsorCons Sports & Entertainment Co.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that,

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[1]   17 C.F.R. § 201.360(d).

[2]   *MSGI Tech. Solutions, Inc. (a/k/a MSGI Sec. Solutions, Inc.), NMI Health, Inc., PlushZone, Inc., and ProsorCons Sports & Entm't Co.,* Initial Decision Release No. 902 (Oct. 20, 2015), 112 SEC Docket 13, 2015 WL 6152935. The stock symbol and Central Index Key numbers are: MSGI and 14280 for MSGI Technology Solutions, Inc. (a/k/a MSGI Security Solutions, Inc.); 1143086 for PlushZone, Inc.; and 1132092 for ProsorCons Sports and Entertainment Co.

pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of MSGI Technology Solutions, Inc. (a/k/a MSGI Security Solutions, Inc.), PlushZone, Inc., and ProsorCons Sports & Entertainment Co. are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 902
ADMINISTRATIVE PROCEEDING
File No. 3-16806

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of MSGI TECHNOLOGY SOLUTIONS, INC. (a/k/a MSGI SECURITY SOLUTIONS, INC.), NMI HEALTH, INC., PLUSHZONE, INC., and PROSORCONS SPORTS & ENTERTAINMENT CO.	INITIAL DECISION OF DEFAULT October 20, 2015

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondents MSGI Technology Solutions, Inc. (a/k/a MSGI Security Solutions, Inc.), PlushZone, Inc., and ProsorCons Sports & Entertainment Co. (collectively, the three Respondents).[1] The revocation is based on their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 11, 2015, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an Order Instituting Administrative Proceedings (OIP). The OIP alleges that the three Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. The three Respondents were served with the OIP on September 14, 2015, and their Answers were due by September 28, 2015. *MSGI Tech. Solutions, Inc.*, Admin. Proc. Rulings

[1] This proceeding has already ended as to Respondent NMI Health, Inc. *See MSGI Tech. Solutions, Inc.*, Securities Exchange Act of 1934 Release No. 76155, 2015 WL 5996437 (Oct. 15, 2015).

Release No. 3211, 2015 SEC LEXIS 4154 (Oct. 8, 2015). On October 8, 2015, I noted that the three Respondents had not filed Answers to the OIP and ordered them to show cause by October 19, 2015, why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend the proceeding. *Id*. The three Respondents did not attend the prehearing conference held on October 8, 2015, and to date have not filed Answers or responded to the Order to Show Cause.

FINDINGS OF FACT

The three Respondents are in default for failing to file Answers, attend the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

MSGI Technology Solutions, Inc. (a/k/a MSGI Security Solutions, Inc.), Central Index Key (CIK) No. 14280, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2010, which reported a net loss of over $1.4 million for the prior three months. As of September 1, 2015, the company's stock (symbol "MSGI") was traded on the over-the-counter markets.

PlushZone, Inc., CIK No. 1143086, is a void Delaware corporation located in East Farmingdale, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 8-A registration statement on November 18, 2002.

ProsorCons Sports & Entertainment Co., CIK No. 1132092, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on March 2, 2001.

In addition to their repeated failures to file timely periodic reports, the three Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons.*

denied, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the three Respondents failed to file timely periodic reports. As a result, the three Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors will be adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The three Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The three Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The three Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the three Respondents have not answered the OIP, responded to the show cause order, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. They have also made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of the three Respondents' registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of MSGI Technology Solutions, Inc. (a/k/a MSGI Security Solutions, Inc.), PlushZone, Inc., and ProsorCons Sports & Entertainment Co. are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge